UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Martin L. Solomon
        1643 Brickell, Suite 4902
        Miami, Florida 33129

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):



   4.   Statement for Month/Year:

        March 2002

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director (x) 10% Owner ( ) Officer (give title below)
        ( ) Other (specify below):

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                     5. Amount of
                     2. Trans-                                        Securities        6. Owner-
                      action   3. Trans-                             Beneficially      ship Form:
       1. Title of     Date      action   4. Securities Acquired     Owned at End     Direct (D) or  7. Nature of Indirect
         Security     (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)    Beneficial Ownership
        (Instr. 3)   Day/Year) (Instr. 8)  (Instr. 3, 4 and 5)     (Instr. 3 and 4)    (Instr. 4)          (Instr. 4)
       -----------   --------- ---------- ----------------------   ----------------   -------------  ---------------------
                               Code   V   Amount (A)or(D)  Price
                               ----   -   ------ --------  -----
      Common Stock,   04/01/02   U     V  2,568,056 D      $2.10   -0-                 D
      $.01 par value


                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                             10.
                                                                                                     9.     Owner-
                                                 5.                                                Number    ship
                                               Number                                             of Deri- Form of    11.
                    2.                       of Deriv-                                             vative   Deri-   Nature
                 Conver-                       ative                                        8.    Securi-   vative    of
                 sion or                       Secur-                                      Price    ties    Secur-   Indi-
                  Exer-     3.                 ities                            7.          of    Benefi-    ity:    rect
          1.       cise   Trans-              Acquired         6.           Title and     Deriv-   cially   Direct  Benefi-
       Title of   Price   action      4.       (A) or      Date Exer-       Amount of      ative  Owned at  (D) or   cial
        Deriv-      of     Date     Trans-    Disposed    cisable and       Underlying    Secur-   End of  Indirect Owner-
        ative     Deriv-  (Month/   action     of (D)      Expiration       Securities      ity    Month     (I)     ship
       Security   ative    Day/      Code    (Instr. 3,   Date(Month/       (Instr. 3     (Instr. (Instr.  (Instr.  (Instr.
      (Instr. 3) Security  Year)  (Instr. 8)  4 and 5)     Day/Year)          and 4)        5)       4)       4)      4)
      ---------- -------- ------- ---------- ---------- ---------------  ---------------- ------  -------- -------- -------
                                                        Date    Expir-           Amount or
                                                        Exer-   ation            Number of
                                  Code   V   (A)   (D)  cisable Date     Title   Shares
                                  ----   -   ---   ---  ------- ------   -----   ---------
      Common     $5.50    03/01/02 S         22,705     Immed.  08/31/02 Common  16,529   $0.11   -0-       D
      Stock                                                              Stock,
      Warrants                                                           $.01 par
      (right to                                                          value
      buy)

      Series A 6%  (1)    04/01/02  U     V  100,000    Immed.           Common   571,428 $12.00  -0-       D
      Convertible                                                        Stock,
      Preferred                                                          $.01 par
      Stock                                                              value


   Explanation of Responses:

   (1) The Series A 6% Convertible Preferred Stock has a stated value of $10 per share. The conversion price of the Preferred Stock is $1.75, subject to adjustment. Each share of Preferred Stock is convertible into such number of shares of Common Stock by dividing the stated value, plus accrued but unpaid dividends by the then effective conversion price. The terms of the Preferred Stock are set forth in the Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock.

   SIGNATURE OF REPORTING PERSON:



   /s/ Martin L. Solomon
   -----------------------------
       Martin L. Solomon

   Dated:  April 17, 2002